Cognyte Software Ltd.

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Matthew Derby

January 13, 2021

Re:	Cognyte Software Ltd.

Registration Statement on Form 20-F

File No. 001-39829

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Cognyte Software Ltd., a company incorporated under the laws of Israel (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-39829) so as to become effective at 4:15 p.m. (Eastern Time) on January 15, 2020, or as soon as possible thereafter.

The Company has been informed by The Nasdaq Stock Market LLC (the “NASDAQ”) that the NASDAQ will certify to the Commission that the Company has been approved by the NASDAQ for listing and registration.

Please contact Bradley C. Brasser of Jones Day at 1-612-217-8886 or bcbrasser@jonesday.com or Randi C. Lesnick of Jones Day at 1-917-922-2660 or rclesnick@jonesday.com for any questions you may have. Please notify Mr. Brasser and Ms. Lesnick when this request for acceleration has been granted.

Very truly yours,

/s/ Elad Sharon
Elad Sharon
Chief Executive Officer

cc:	David Abadi, Cognyte Software Ltd.
Ziv Levi, Cognyte Software Ltd.
Jonathan Kohl, Verint Systems Inc.
Doug Robinson, Verint Systems Inc.
Brad Brasser, Jones Day
Randi Lesnick, Jones Day